Public Exhibit 99.2 ASML reports €4.0 billion net sales at 47.5% gross margin in Q3 Strong second half supports expected 2020 revenue of at least €13.3 billion ASML 2020 Third-Quarter Veldhoven, the Netherlands October 14, 2020

Public Slide 2 October 14, 2020 Agenda • Investor key messages • Business summary • Outlook • Financial statements

Public Slide 3 October 14, 2020 Investor key messages

Public Investor key messages Slide 4 October 14, 2020 • Long term growth opportunity remains, driven by end markets growth enabled by major innovation in semiconductors • Shrink is a key industry driver supporting innovation and providing long term industry growth • Holistic Lithography enables affordable shrink and therefore delivers compelling value for our customers • DUV, EUV and Application products are highly differentiated solutions that provide unique value drivers for our customers and ASML • EUV will enable continuation of Moore’s Law and will drive long term value for ASML well into this decade • In November 2018 ASML modeled an annual revenue opportunity of €13 billion in 2020 under a moderate market scenario and an annual revenue opportunity between €15 – 24 billion through 2025 • We expect to continue to return significant amounts of cash to our shareholders through a combination of share buybacks and growing annualized dividends

Public Slide 5 October 14, 2020 Business summary

Public Q3 results summary Slide 6 October 14, 2020 • Net sales of €3,958 million, net systems sales of €3,096 million, Installed Base Management* sales of €862 million • Gross margin of 47.5% • Operating margin of 30.7% • Net income as a percentage of net sales of 26.8% • Net bookings of €2,868 million, including €595 million of EUV systems (4) * Installed Base Management equals our service and field upgrades sales

Public DUV: Qualified first NXT:2050i system Slide 7 Providing increased customer value via improved overlay and productivity October 14, 2020

Public Net system sales breakdown (Quarterly) Slide 8 October 14, 2020 Q3’20 total sales €3,096 million Q2’20 total sales €2,439 million

Public Total net sales € million by End-use Slide 9 October 14, 2020 Installed Base Management Logic Memory As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (ASC 606) and Lease Standard (ASC 842). The comparative numbers 2016 - 2017 presented above have not been adjusted to reflect these changes in accounting policy.

Public Litho systems bookings activity by End-use Slide 10 October 14, 2020 Lithography systems Q3’20 total value New Used €2,868 million Units 67 6 Lithography systems New Used Q2’20 total value Units 28 6 €1,101 million Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV excluding the High-NA systems).

Public Capital return to shareholders Slide 11 October 14, 2020 • Interim dividend over 2020 is €1.20 per ordinary share and will be made payable on November 13, 2020 • No shares have been repurchased in Q3 2020 • Will resume executing share buybacks this week Dividend paid Share buyback Final dividend Interim dividend up to interim 2011 The dividend for a year is paid in the subsequent year, except interim Capital return is cumulative dividend + share buyback

Public Slide 12 October 14, 2020 Outlook

Public Q4 Outlook Slide 13 October 14, 2020 • Q4 2020 net sales between €3.6 billion and €3.8 billion, including ◦ Installed Base Management sales of around €900 million • Gross margin of around 50% • R&D costs of €550 million • SG&A costs of €140 million • Estimated annualized effective tax rate of around 14% for 2020

Public Slide 14 October 14, 2020 Financial statements

Public Consolidated statements of operations € million Slide 15 Quarter on Quarter October 14, 2020 Q3 2019 Q4 2019 Q1 2020 Q2 2020 Q3 2020 Net sales 2,987 4,036 2,441 3,326 3,958 Gross profit 1,306 1,940 1,101 1,603 1,881 Gross margin % 43.7 48.1 45.1 48.2 47.5 R&D costs (492) (516) (544) (567) (534) SG&A costs (128) (148) (130) (131) (132) Income from operations 686 1,277 427 905 1,216 Operating income as a % of net sales 23.0 31.6 17.5 27.2 30.7 Net income 627 1,134 391 751 1,062 Net income as a % of net sales 21.0 28.1 16.0 22.6 26.8 Earnings per share (basic) € 1.49 2.70 0.93 1.79 2.54 Earnings per share (diluted) € 1.49 2.69 0.93 1.79 2.53 Lithography systems sold (units) 1 57 76 57 61 60 Net booking value 2 5,111 2,402 3,085 1,101 2,868 1 Lithography systems do not include metrology and inspection systems. 2 Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV excluding the High-NA systems). Our Q3 2019 systems net bookings include 1 DUV system shipped in Q3 2019, shipped to collaborative Research Center (Imec). This system is not recognized in revenue. These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Consolidated statements of cash flows € million Slide 16 Quarter on Quarter October 14, 2020 Q3 2019 Q4 2019 Q1 2020 Q2 2020 Q3 2020 Cash and cash equivalents, beginning of period 1,661 1,586 3,532 2,724 3,499 Net cash provided by (used in) operating activities 69 3,588 (606) 372 191 Net cash provided by (used in) investing activities (7) (1,017) (444) 215 (166) Net cash provided by (used in) financing activities (142) (626) 240 192 9 Effect of changes in exchange rates on cash 5 1 2 (3) (2) Net increase (decrease) in cash and cash equivalents (75) 1,946 (809) 776 33 Cash and cash equivalents, end of period 1,586 3,532 2,724 3,499 3,532 Short-term investments 484 1,186 1,388 941 876 Cash and cash equivalents and short-term investments 2,070 4,718 4,112 4,440 4,408 Purchases of property, plant and equipment and intangible assets (197) (315) (242) (232) (222) Free cash flow 1 (128) 3,273 (848) 140 (31) 1 Free cash flow, which is a non-GAAP measure, is defined as net cash provided by (used in) operating activities minus purchases of Property, plant and equipment and intangible assets), see US GAAP Consolidated Financial Statements. These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Consolidated balance sheets € million Slide 17 Quarter on Quarter October 14, 2020 Assets Q3 2019 Q4 2019 Q1 2020 Q2 2020 Q3 2020 Cash & cash equivalents and short-term investments 2,070 4,718 4,112 4,440 4,408 Net accounts receivable and finance receivables 3,274 2,773 2,857 3,286 4,664 Contract assets 288 231 292 261 177 Inventories, net 3,895 3,809 4,345 4,686 4,614 Other assets 1,767 1,673 1,808 1,833 1,734 Tax assets 649 624 1,011 846 876 Equity method investments 969 833 865 892 918 Goodwill 4,541 4,541 4,541 4,541 4,541 Other intangible assets 1,123 1,105 1,083 1,059 1,035 Property, plant and equipment 1,818 1,999 2,047 2,110 2,198 Right-of-use assets 305 324 317 354 298 Total assets 20,699 22,630 23,278 24,306 25,463 Liabilities and shareholders' equity Current liabilities 3,712 4,694 4,677 4,631 4,991 Non-current liabilities 4,916 5,344 6,076 6,976 6,730 Shareholders' equity 12,071 12,592 12,525 12,700 13,742 Total liabilities and shareholders' equity 20,699 22,630 23,278 24,306 25,463 These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Forward looking statements Slide 18 October 14, 2020 This document contains statements that are forward-looking, including statements with respect to expected trends, including trends in end markets and technology industry and business environment trends, outlook and expected financial results for Q4 2020, including expected revenues, gross margin, R&D costs, SG&A costs and estimated annualized effective tax rate for 2020, expected revenue for full year 2020 and expected growth in 2021, long term growth opportunity, revenue opportunity through 2025, expected benefits and performance of new systems and applications, the expectation that EUV will continue to enable Moore's law and drive long term value for ASML, statements with respect to plans regarding dividends, including the intention to continue to return excess cash to shareholders through a combination of share buybacks and growing dividends and statements with respect to the 2020-2022 share buyback program including the statement that we will resume buybacks. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "target", and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions; product demand and semiconductor equipment industry capacity; worldwide demand and manufacturing capacity utilization for semiconductors; the impact of general economic conditions on consumer confidence and demand for our customers’ products; performance of our systems, the duration and continued or increased severity of the COVID-19 outbreak and measures taken to contain it and other risks related to the impact of COVID-19 on the global economy and financial markets, as well as on ASML and its customers and suppliers, including their operations, and other risks relating to COVID-19 and other factors that may impact ASML’s sales and gross margin, including customer demand and ASML’s ability to obtain supplies for its products, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products; the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, production capacity for our systems including delays in system production; our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation; availability of raw materials, critical manufacturing equipment and qualified employees; trade environment; import/export and national security regulations and orders and their impact on us, changes in exchange and tax rates; available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.